Franklin Templeton Investments

One Franklin Parkway

San Mateo, California 94404

June 12, 2009

Filed Via EDGAR (CIK # 0000837274)

Rebecca Marquigny, Esq.

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

RE:	Franklin Templeton Variable Insurance Products Trust (“Trust” or “Registrant”)

File Nos. 033-23493 and 811-05583

Dear Ms. Marquigny:

As you know, on March 25, 2009 the Trust filed Post-Effective Amendments to its Registration Statement on Form N-1A (amendment no. 55 under the Securities Act of 1933, as amended (“1933 Act”) and amendment no. 56 under the Investment Company Act of 1940, as amended (“1940 Act”)) (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the 1933 Act. This letter summarizes and responds to your oral comments of May 5, 2009 on the Amendment. The Trust will file an amendment pursuant to Rule 485(b) revising its Registration Statement in accordance with this letter (the “485(b) Amendment”). The Amendment and the 485(b) Amendment will go effective on Monday, June 15, 2009 pursuant to Rule 485 a.1. and Rule 485d.2.ii.A, respectively.

Comments on the Prospectus

1.	Define or remove the term “Levant.”

The term has been removed.

2.	Under “Main Investments,” include the phrase “junk bonds” in the description of lower-rated or defaulted debt securities.

The phrase has been added as requested.

Rebecca Marquigny, Esq.

Office of Insurance Products

Securities and Exchange Commission

June 12, 2009

3.

Disclosure states that, “[w]hen engaging in an arbitrage strategy, the Fund typically buys one security while at the same time selling short another security.” If portfolio turnover is expected to be greater than 100%, disclose that fact and add corresponding risk disclosure.

Portfolio turnover is not expected to be greater than 100%.

4.

There is disclosure that the Fund has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act. Such disclosure may not be appropriate if the fund will not invest in securities that, but for the exclusion from the definition, would require the fund to be registered as a commodity pool operator.

The disclosure is appropriate as it is included due to the fund’s potential investments in certain derivative investments, as a result of which the fund may rely on CFTC Regulation 4.5 for exemption from being deemed a commodity pool operator.

5.	Risk disclosure concerning certain derivatives strategies should be added.

Risk disclosure in the “Main Risks” section of the prospectus has been revised to be more extensive with respect to derivatives strategies.

6.	Risk disclosure corresponding to the arbitrage style of investing should be added.

Relevant disclosure has been added to the “Main Risks” section of the prospectus.

7.

If expenses due to short sales are expected to be significant (five basis points or more) then they should be disclosed through a line item in the prospectus fee table. Please confirm that anticipated short sales expenses are included in the “other expenses” line in the fee table.

Expenses resulting from short sales are not expected to exceed five basis points and are included in the “other expenses” line in the fee table.

8.

In the “Fund Account Information” section of the prospectus, add “please refer to your Contract prospectus for further information” to the disclosure that reads “[r]equests to buy shares are processed at the NAV next calculated after we or our designees receive the request in proper form.”

The requested disclosure has been added.

Rebecca Marquigny, Esq.

Office of Insurance Products

Securities and Exchange Commission

June 12, 2009

9.

The comment expressed concern with regard to the statement: “[t]ransactions placed in violation of a Fund's Market Timing Trading Policy or exchange limit guidelines are not necessarily deemed accepted by the Fund and may be cancelled or revoked by the Fund, in full or in part, following receipt by the Fund”.

9.

The comment expressed concern with regard to the statement: “[t]ransactions placed in violation of a Fund's Market Timing Trading Policy or exchange limit guidelines are not necessarily deemed accepted by the Fund and may be cancelled or revoked by the Fund, in full or in part, following receipt by the Fund”.

For the reasons discussed below, Registrant respectfully declines to amend its disclosure.

Registrant respectfully suggests that this disclosure and the procedures it describes are necessary for a fund to fulfill its obligations under Rule 22c-2 under the 1940 Act. Requests for the purchase and redemption of shares from insurance company separate accounts are processed at the NAV next calculated after Registrant or its designees receive the request, as Section 22(c) and Rule 22c-1 under the 1940 Act require. It is not always possible to determine whether the particular request is in violation of a fund’s Market Timing Trading Policy within that time frame, as inquiry must be made of the related insurance company as to the trading activities of the related contract owner. The insurance company is not necessarily able to identify the particular contracts or investors immediately. Thus, Registrant has no option other than revoking or cancelling the transaction upon the determination that the transaction violated late trading or market timing prohibitions. Moreover, Registrant and others in the industry assert that the prohibition of cancelling a transaction provision is intended to prevent the cancellation or modification of orders by investors after the pricing time applicable to the order. It is our understanding that it only applies to the ability of an investor or a financial intermediary to revoke a trade, and not to the ability of a fund to cancel or reject a trade. Further, in response to Comment 10, and in the prospectus section following the Market Timing Trading Policy, Registrant has clearly disclosed its right to redeem involuntarily any transaction that is in violation of late trading or market timing prohibitions (or is otherwise believed to be detrimental to the Fund) “to the fullest extent permitted by law ... .”

In addition, as the SEC staff is aware, Franklin Advisers, Inc. was the subject of certain investigations with regard to market timing practices in the mutual fund industry in 2003 and 2004.  The prospectus disclosure regarding market timing and specifically the subject language under the heading “Revocation of Market Timing Trades” was drafted in the course of settlement negotiations and the SEC staff was made aware of the disclosure changes. See In the Matter of Franklin Advisers, Inc., Administrative Proceeding File No. 3-11572, and Investment Advisers Act of 1940 Rel. No. 2271 and 1940 Act Rel. No. 26523, both dated August 2, 2004.

Rebecca Marquigny, Esq.

Office of Insurance Products

Securities and Exchange Commission

June 12, 2009

10.

The section “Involuntary Redemptions,” states: “[t]he Fund reserves the right to close an account (and involuntarily redeem any investment) if it is deemed to have engaged in activities that are illegal (such as late trading) or otherwise believed to be detrimental to the Fund (such as market timing), to the fullest extent permitted by law and consistent with the best interests of the Fund and its shareholders.” Clarify how the statement applies to individual contract owners.

Disclosure has been revised to more specifically describe the fund’s right, as follows:

“[t]he Fund reserves the right to limit or close an account (and involuntarily redeem any investment) if it is deemed to have engaged in activities that are illegal (such as late trading) or otherwise believed to be detrimental to the Fund (such as market timing), to the fullest extent permitted by law and consistent with the best interests of the Fund and its shareholders. Thus, for example, if upon inquiry the Fund and insurance company identify a contract owner that has engaged in late trading or market timing activities, the Fund may advise the insurance company that it will not accept future investments, or is redeeming any investment related to that contract owner.”

11.

In the section “Share Classes,” please add “and could change that rate in the future at any time” to the statement “while the maximum amount payable under the Fund’s Class 2 rule 12b-1 plan is 0.35% per year of the Fund’s Class 2 average daily net assets, the board of trustees has set the current rate at 0.25%”

The requested disclosure has been added.

12.

Under “Additional Policies,” disclosure states that “[i]n unusual circumstances, we may temporarily suspend redemptions or postpone the payment of proceeds, as allowed by federal securities laws.” You may wish to consider adding examples of such unusual circumstances.

We have considered adding such examples, but believe that specific examples would be too limited and potentially confusing to investors.

13.	You are encouraged to add the street address of the SEC—100 F Street, NW—to the back cover of the prospectus.

The disclosure has been added.

Rebecca Marquigny, Esq.

Office of Insurance Products

Securities and Exchange Commission

June 12, 2009

Comments on the Statement of Additional Information

14.	Information in the chart concerning other accounts managed by portfolio managers should be completed.

The information in that chart has been completed.

15.	In the section “Potential Conflicts of Interest,” please revise to disclose any further conflicts of interest that have been identified with respect to individual portfolio managers.

No further conflicts of interest have been identified.

16.

In the discussion of voting of fund shares by insurance companies, please revise to disclose that the effect of pass-through voting is that a small number of contract owners may determine the outcome of a fund proposal.

The disclosure has been revised as requested.

As you requested, the Trust will file a letter with the acknowledgements characterized by the Staff as “Tandy language,” with which characterization we respectfully disagree.

Please direct any inquiries to Kevin Kirchoff at 650 525-8050 or to Joan E. Boros, outside variable products counsel for the Trust, at 202 965-8150.

Sincerely,

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Vice President

Franklin Templeton Variable Insurance Products Trust

and Senior Associate General Counsel

Franklin Resources, Inc.